Exhibit 1

TRANSLATION

ARTICLES OF ASSOCIATION

OF

TELEFONAKTIEBOLAGET LM ERICSSON

STOCKHOLM

Org. No 556016-0680

§ 1

The name of the Company is Telefonaktiebolaget LM Ericsson. The company is a public company (publ).

§ 2

The objects of the Company are, after taking over the business of Stockholms Allmänna Telefonaktiebolag and Aktiebolaget LM Ericsson & Co:

to carry on workshops business and trade;

to acquire, set up, carry on and trade in electric and other plants; and

to carry on other activities consistent therewith.

§ 3

The Registered Office of the Board of Directors of the Company is in Stockholm.

§ 4

The Share Capital shall amount to no less than six thousand million (6,000,000,000) kronor and no more than twentyfour thousand million (24,000,000,000) kronor.

§ 5

The nominal value of each Share shall be one krona (SEK 1.00).

§ 6

Shares may be issued in three series, A, B and C. If Shares are issued in different series, shares of series A may be issued to a total amount of no more than ninety-nine hundred parts and no less than one hundredth part of the total Share Capital of the Company. Shares of series C may be issued to a maximum amount of 158,000,000.

In voting at a General Meeting each Share of series A confers one vote and each Share of series B and C, respectively, one thousandth part of one vote.

§ 7

If the Company decides to issue new series A, B and series C shares through a cash issue, each owner of series A, B and C shares has a preemptive right to subscribe to new shares of the same type in proportion to the number of old shares that the shareholder owns (primary preemptive rights). Shares not subscribed through primary preemptive rights shall be offered for subscription to all shareholders (subsidiary preemptive rights). If the number of shares so offered is less than the number subscribed through subsidiary preemptive rights, the shares shall be distributed among the subscribers in proportion to the number of old shares they own or, to the extent that is not possible, by lot.

If the Company decides to issue through a cash issue new shares either of series A, B or series C only, all shareholders, regardless of whether their shares are series A, B or series C, are entitled to preemptive rights to subscribe to the new shares in proportion to the number of old shares they own.

The above conditions shall not restrict in any way the possibility of deciding on a cash issue entailing exceptions to the shareholders’ preemptive rights.

In the case of an increase in share capital through a bonus issue, new shares of each series shall be issued in proportion to the number of shares of the same type previously on issue. In such a case, old shares of each type entitle the holder to new shares of the same type. The aforesaid shall not restrict in any way the possibility of issuing shares of a new type through a bonus issue after the requisite changes have been made in the Articles of Association.

§ 8

A person who is recorded in the Share Register or in the special register pursuant to Chapter 3, section 12 of the Companies’ Act (1975:1385) on the record date shall be considered authorized as a Shareholder to receive dividend and, in connection with a bonus issue, new Shares and to exercise the Shareholder’s preferential right to participate in an issue.

§ 9

The Board of Directors, which is to be elected yearly at the Annual General Meeting for the period until the end of the next Annual General Meeting, shall consist of no fewer than five and no more than twelve Directors with no more than six Deputy Directors.

§ 10

At the Annual General Meeting, three Auditors and no more than three Deputy Auditors, shall be elected for the period until the end of the Annual General Meeting taking place during the fourth financial year after the election of Auditors.

The Board of Directors is authorized to appoint one or several special auditors to audit the Board of Directors’ statement that is made in relation to an issue for non-cash consideration or payment through set-off of claims against the Company or other provisions for the subscription according to Chapter 4, § 6 of the Swedish Companies’ Act (1975:1385), or audit of merger plans according to Chapter 14, §§ 7 and 23 of said Act.

§ 11

The financial year of the Company shall be the calendar year.

§ 12

The following matters shall be dealt with at the Annual General Meeting:

1.	election of a Chairman at the General Meeting;

2.	preparation and approval of a voting list;

3.	approval of the agenda;

4.	examination whether the Meeting has been properly convened;

5.	election of two persons to check the minutes;

6.	presentation of the Annual Report and the Auditors’ report and of the Consolidated Accounts and the Auditors’ report on the Group;

7.	resolutions in respect to

a.	adoption of the Profit and Loss Statement and the Balance Sheet and of the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet,

b.	the Directors’ and the Managing Directors’ discharge from liability,

c.	appropriation of the Company’s profit or loss according to the adopted Balance Sheet;

8.	determining the number of Directors, Deputy Directors and Deputy Auditors;

9.	determining the remuneration payable to the Board of Directors and to the Auditors;

10.	elections of Directors and of Deputy Directors;

11.	when appropriate elections of Auditors and of Deputy Auditors;

12.	other matters which according to the Companies’ Act (1975:1385) shall be dealt with at the Meeting.

§ 13

The Chairman of the Board of Directors, or if he is prevented, another Director appointed thereto by the Board of Directors, opens the General Meeting and presides the deliberations until a Chairman has been elected by voting.

§ 14

At a General Meeting every person, who is entitled to vote, may vote for the full number of Shares owned and represented by him without any restriction in the number of votes.

§ 15

Notice convening a General Meeting shall be issued through announcement in Post-och Inrikes Tidningar as well as in Dagens Nyheter and Svenska Dagbladet or another nation-wide covering daily paper.

§ 16

In order to be admitted to a General Meeting, a Shareholder shall have given notice of his attendance to the Company not later than 4.00 p.m. on the day mentioned in the notice convening the Meeting, at which time also the number of advisors shall be stated. This day may not be a Sunday, any other public holiday, Saturday, Midsummer’s eve, Christmas Eve or New Year’s eve and may not fall earlier than five weekdays before the General Meeting.

§ 17

Shares of series C shall entail a right to an annual dividend from the Company’s assets with an amount equivalent to STIBOR with terms to maturity of 360 days commencing from April 30 one year up to and including April 30 the following year and calculated on the nominal amount of the Company’s share.

During the period from June 1 – June 15 each year, the Company’s Board of Directors is authorized to decide on a reduction of the share capital through redemption of all series C shares.

In conjunction with the adoption of a resolution regarding redemption, holders of series C shares shall be obliged to surrender their shares for an amount equal to the nominal amount of the shares. Payment of the redemption amount shall take place immediately.

§ 18

The Company’s Board of Directors is authorized to convert all series C shares to shares of series B when the Company holds the shares. Conversion shall be notified for registration without delay and be effected upon registration.

April 2003